Via Facsimile and U.S. Mail
Mail Stop 6010

February 8, 2007

Mr. Steven Westlund
Chief Executive Officer
Kaire Holdings, Inc.
552 Sespe Avenue, Suite D
Fillmore, CA 93015

> **Re:** **Item 4.01 Form 8-K**
> **Filed February 5, 2007**
> **File No. 000-21384**

Dear Mr. Westlund:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K

1. It appears based on disclosure in section 1(iii) and 2 of your filing that you were notified of the merger between your independent audit firm, Pohl, McNabola, Berg & Co. LLP, and Helin, Donovan, Trubee & Wilkinson, LLP on January 22, 2007 yet you disclosure on part 1(i) of your filing that you were informed of the merger by your current auditors on January 22, 2006. Please revise your filing to eliminate the discrepancy.

2. We note you were notified by your independent audit firm of its merger on January 22, 2007, however; you did not file your required report under Item 4.01 of Form 8-K until February 5, 2007. Please tell us how you have complied with the Section B.1 of the General Instruction for Form 8-K.

3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Pohl, McNabola, Berg & Co., LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

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As appropriate, please amend your filings in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant